EXHIBIT 8.3

RP® FINANCIAL, LC.

Financial Services Industry Consultants

December 17, 2007

Boards of Directors
Malvern Federal Mutual Holding Company
Malvern Federal Bancorp, Inc.
Malvern Federal Savings Bank
42 East Lancaster Avenue
Paoli, Pennsylvania 19301

Re:	Plan of Reorganization and Plan of Stock Issuance
Malvern Federal Mutual Holding Company
Malvern Federal Bancorp, Inc.
Malvern Federal Savings Bank

Members of the Boards of Directors:

          All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of reorganization and the plan of stock issuance (the “Plan”) adopted by the Board of Directors of Malvern Federal Savings Bank (“Malvern Federal” or the “Bank”). Pursuant to the Plan, Malvern Federal Bancorp, Inc. (the “Company”) will issue a majority of its common stock to Malvern Federal Mutual Holding, a federal mutual holding company, and sell a minority of its common stock to the public.

          We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Employee Stock Ownership Plan; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

          Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP FINANCIAL, LC.

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